September 12, 2012

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission

Mail Stop 4720

Washington, D.C. 20549

Attention: Russell Mancuso, Branch Chief

Re:	AmbiCom Holdings, Inc.
Registration Statement on Form S-1
Filed July 6, 2012 and amended July 9, 2012
File No. 333-182555

Dear Mr. Mancuso:

Please be advised that the undersigned is the Chief Executive Officer of AmbiCom Holdings, Inc., the above-referenced issuer (the “Company”). This letter is in response to the comments of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced filing provided in the Commission’s letter dated July 22, 2012. The company hereby submits, pursuant to the Securities Exchange Act of 1934, as amended (the “Act”), and Regulation S-T, Amendment No. 2 (“Amendment No. 2”) to the Registration Statement on Form S-1 of the Issuer (as amended, the “Registration Statement”).

The purpose of this correspondence is to illustrate the changes the Issuer proposes in response to the Commission and provide explanation, where necessary. Our responses follow the text of each Staff comment reproduced consecutively for your convenience.

Prospectus Summary, page I

1.	Please revise the prospectus summary to highlight the information presented under the caption "Going Concern" on page 28 and to quantify your operating losses and net losses in the periods for which financial statements are presented.

In response to the Staff’s comment, the Company has revised the Registration Statement to include a new caption entitled “The Company” which highlights the information under the caption “Going Concern.” The information under this caption and the “Going Concern” caption include operating losses and net losses in the periods for which financial statements were presented. Please see pages 1 and 28 of Amendment No. 2.

Risks Related to this Offering, page 7

We are registering an aggregate of 20,000,000 shares .. ., page 7

2.	Please revise your disclosure under this caption regarding the sale of shares into the public market by a transferee of Kodiak Capital to be consistent with your statement on page 10 that the registration statement does not cover sales of common stock by transferees of Kodiak Capital.

In response to the Staff’s comment, the Company has revised the disclosure under the above-referenced caption to, among other things, delete the reference to transferees of Kodiak Capital. Please see page 7 of Amendment No. 2.

Selling Shareholders, page 9

3.	Given the nature and size of the transaction being registered relative to the number of outstanding shares held by non-affiliates, please advise us of your basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 4l5(a)(l)(i).

Rule 415(a)(1)(i) of the Securities Act provides that securities may be registered for an offering to be made on a continuous or delayed basis in the future, provided that the registration statement pertains only to securities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary. The Company respectfully submits that the transaction set forth in the Registration Statement relates to the offering of securities solely by or on behalf of a person other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary and, therefore, is eligible to be made on a continuous or delayed basis under Rule 415(a)(1)(i).

As stated in the Registration Statement, the securities are being registered for resale or other disposition by the selling stockholder, Kodiak Capital Group, LLC (“Kodiak”). Kodiak is an institutional investor engaged in assisting growth companies in all facets of their long term strategy by providing capital and progressive business solutions. Prior to entering into an investment agreement (the “Investment Agreement”) with the Company on October 31, 2011, Kodiak did not own any securities of the Company and was not affiliated with the Company or any of its officers, directors or any other greater than 5% holders of the Company’s outstanding shares of common stock. Kodiak acquired 300,000 shares of the Company’s common stock as a commitment fee for entering into the Investment Agreement. Pursuant to the Investment Agreement, once the Registration Statement is declared effective, the Company may sell up to an additional 20,000,000 shares of common stock to Kodiak. Proceeds from the sale of any such shares of common stock are solely for the account of Kodiak, although the Company may receive proceeds of up to $1,000,000 from the sale of shares of common stock to Kodiak pursuant to the terms of the Investment Agreement.

With regard to the Staff’s comment, we note Securities Act Rules Compliance and Disclosure Interpretation (“C&DI”) 612.09, which indicates that the issue of whether an offering is by or on behalf of the issuer involves an analysis of facts beyond the entity that will receive the proceeds of the sale of securities that are being registered. Specifically, C&DI 612.09 states that consideration should be given to the following factors:

1.	how long the selling shareholders have held the shares,
2.	the circumstances under which they received them,
3.	their relationship to the issuer,
4.	the amount of shares involved,

5.	whether the sellers are in the business of underwriting securities, and
6.	whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

As detailed below, after considering the above factors, we respectfully submit that the proposed registration is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

How Long the Selling Shareholder has Held the Shares

The 20,000,000 shares of common stock being registered pursuant to the Registration Statement, may be sold to Kodiak, and subsequently resold under the Registration Statement, over a period of approximately 24 months from the date the Registration Statement is declared effective. In this regard, the Company notes that C&DI 139.13 does not provide for a minimum holding period where an issuer has “’completed’ the private transaction of all of the securities it is registering” through an equity line transaction and the investor is at market risk at the time of filing of the resale registration statement. As in all equity line transactions, the selling stockholder has accepted the market risk of its investment from the date of entering into the Investment Agreement, including market risk related to the shares currently held and those that the Company may choose, in its sole discretion, to put to the selling stockholder pursuant to the terms of that agreement.

The Circumstances under which the Selling Shareholder Received the Shares

Kodiak will have obtained the shares offered for resale in the Registration Statement through the privately negotiated transaction completed at arm’s length prior to the filing of the Registration Statement. Although Kodiak is required by the Staff to include disclosure that it is “underwriter” with regard to its resales under the Registration Statement, the Company respectfully notes that the transaction has characteristics more closely associated with a traditional investment transaction than with an underwritten offering. Specifically, in a typical underwriting, the underwriter and the issuer agree on a price at which the securities will be sold to the public and the underwriter receives a portion of the proceeds of such sale as compensation for its selling efforts and for bearing market risk. Pursuant to the Investment Agreement, Kodiak may purchase shares put to it by the Company at a discount; however, Kodiak is required to take the securities put to it by the Company under the Investment Agreement and there is no agreement or arrangement regarding the price at which Kodiak will resell such shares to the public pursuant to the Registration Statement. Additionally, Kodiak is prohibited from, directly or indirectly, selling short the Company’s common stock. As such, unlike a traditional underwriter, Kodiak is taking investment risk with regard to the securities it will acquire under the Investment Agreement and there is no certainty that it will receive a premium on the resale of any shares it purchases pursuant to the Investment Agreement; indeed, Kodiak is at risk that it may incur a loss in the resale of those shares.

Selling Shareholder’s Relationship to the Issuer

Kodiak is not an affiliate of the Company or a broker−dealer or an affiliate of a broker−dealer. The only relationship between Kodiak and the Company is the relationship established through the Investment Agreement. Kodiak has agreed to acquire the Company’s securities for investment purposes as a principal, not as an agent, and is at market risk for all shares purchased as part of its investment. Kodiak will retain all proceeds from the sale of shares pursuant to the Registration Statement and, in contrast to the economic terms of an underwritten offering, the proceeds of sales by the Company to Kodiak are not dependent on the price at which Kodiak ultimately sells the shares pursuant to the Registration Statement.

Prior to entering into the Investment Agreement, Kodiak had no affiliation, agreements or understandings with the Company, its officers, directors or affiliates. Were the Company to issue all 20,000,000 shares that it has the contractual right to issue to Kodiak under the Investment Agreement, Kodiak would not be an affiliate of the Company, as it would lack any ability to control or influence the decisions of the Company due to the existence of two significantly larger stockholders and its relative ownership position.

Additionally, Kodiak has not, and will not, receive a commission or any other remuneration from the Company if and when the additional shares are sold to Kodiak under the Investment Agreement. Kodiak will be responsible for paying any broker−dealer fees or underwriting discounts or commissions directly to any broker−dealers it engages to assist in selling any securities, as applicable. Kodiak will retain all proceeds from the sale of shares pursuant to the Registration Statement and the Company will not obtain any direct or indirect benefit from any amounts received from those sales.

Amount of Shares Involved

In the context of convertible securities that have the potential for a significant, but undefined, dilutive effects on existing stockholders, the Staff has expressed concerns that a registered resale transaction involving more than 33% of the issuer’s outstanding shares held by non−affiliates may constitute a primary offering on behalf of the issuer. This Staff position is limited to resales of securities underlying convertible securities, which present significant policy issues that are not present in the transaction being registered in the Registration Statement. In particular, the potential dilutive effect of this offering is not undefined as a maximum of 20,000,000 shares may be sold by Kodiak pursuant to the Registration Statement.

To the extent Staff is concerned that the number of shares of common stock included in the Registration Statement relative to the number of shares of common stock held by non-affiliates prior to the equity line financing may be indicative of an intended distribution, the Company notes several factors that allay such concerns. The Investment Agreement permits the Company, in its sole discretion, to put shares to Kodiak at a price tied directly to the market price of the common stock. When the Company gives notice to Kodiak of a put, Kodiak will pay a purchase price equal to 80% percent of the lowest closing “best bid” price (the lowest posted closing bid price) of the common stock during the five consecutive trading days immediately following the date of our notice to Kodiak Capital of an election to put shares pursuant to the Investment Agreement. The aggregate dollar value that the Company will be permitted to put to Kodiak will be $25,000. Kodiak Capital has indicated that it will resell those shares in the open market, resell shares to other investors through negotiated transactions, or hold shares in its portfolio. As Kodiak is prohibited from short selling the Company’s common stock, this provision provides a fundamental economic incentive to Kodiak to avoid selling into the market if it would cause downward pressure on the stock price.

The Selling Stockholder is not in the Business of Underwriting Securities

Kodiak is not in the business of underwriting securities and is not a registered broker−dealer. In fact, Kodiak and its principals have a long history of entering into equity line transactions that are similar to the transaction it has entered into with the Company. The Company understands that since Kodiak’s inception in 209, Kodiak has entered into agreements with over 30 companies to provide financing through equity lines of credit.

Under all of the Circumstances, the Selling Stockholder is Not Acting as a Conduit for the Company

Kodiak is an investor in the Company and has agreed to incur the economic risk for its investment over the term of the Investment Agreement. In contrast, an underwriter typically desires to sell shares before it even acquires them to eliminate market risk, among other reasons. Furthermore, the selling shareholder has represented that it is purchasing the common stock for its own account “and not with a view towards distribution”. The Company will also not receive any proceeds resulting from sale of the shares of common stock being sold by the selling shareholder.

Moreover, Securities Act Section C&DI 139.13 sets forth the Staff’s view as to when an issuer may file a registration statement for resale by investors of securities sold in a private equity line financing such as the one engaged in by the Company. Specifically, a company must meet the following conditions:

· it must “complete” the private transaction of all of the securities it is registering for “resale” prior to the filing of the registration statement;

· the “resale” registration statement must be on the form that the company is eligible to use for a primary offering; and

· the investor(s) must be identified as underwriter(s) in the prospectus, as well as selling stockholder(s).

We respectfully submit that the Company meets the requirements set forth above and, therefore, the Company may register the resale of securities by Kodiak.

For all the foregoing reasons, we respectfully submit that the totality of the facts and circumstances compel the conclusion that this registration is eligible to be made on a continuous or delayed basis pursuant to Rule 415(a)(1)(i).

Plan of Distribution, page 11

4.	Please revise to identify Kodiak Capital as an underwriter. For guidance, please refer to Question 139.13 of the Securities Act Sections Compliance and Disclosure Interpretations, available on the Commission's website.

In response to the Staff’s comment, the Company has revised the prospectus cover page and the disclosure under the Plan of Distribution caption to identify Kodiak Capital as an underwriter. Please see cover page and page 11 of Amendment No. 2.

5.	Please reconcile your disclosure in this section regarding short sales with the provision in Section 3(C) of the investment agreement that Kodiak has agreed not to sell your stock short, directly or indirectly, during the term of the agreement.

In response to the Staff’s comment, the Company has revised the disclosure under “Plan of Distribution” to reflect that the selling shareholder may not engage in short sales of common stock during the term of the Investment Agreement. See page 11 of Amendment No. 2.

Signatures, page 36

6.	Please revise to include the signature of the Principal Accounting Officer. If your Principal Financial Officer also serves in the capacity of Principal Accounting Officer, please revise to indicate each capacity in which he is signing the registration statement.

In response to the staff’s comment, the Company has revised its signature page to reflect that John Hwang is signing in the capacities of Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer.

Exhibit 5.1

7.	Given that the shares have not been issued, it is unclear how counsel was able to provide the opinion in the third paragraph. Please file a revised opinion of counsel accordingly.

In response to the staff’s comments in 7 through 9, a new legal opinion has been filed as Exhibit 5.2 with Amendment No. 2.

8.	Please file an opinion that removes the limitations and qualifications contained in the third paragraph and in paragraphs (a) and (c), or tell us why these limitations and qualifications are appropriate and necessary to the opinion rendered.

Please see response to Item 7 above.

9.	Please file a new opinion without the assumptions in paragraph (d) which underlie the ultimate opinion.

Please see response to Item 7 above.

In addition, the Company hereby acknowledges:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or require any further information, please do not hesitate to contact us.

Very truly yours,

/s/ John Hwang

John Hwang,

Chief Executive Officer